SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C. Ronald G. Murray Farris, Vaughan, Wills & Murphy LLP 25th Floor 700 West Georgia Street Vancouver, B.C. Canada V7Y 1B3	Daniel M. Miller Dorsey & Whitney LLP Suite 1605 777 Dunsmuir Street P.O. Box 10444, Pacific Centre Vancouver, B.C. Canada V7Y 1K4
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 11 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by AnorMED Inc. with the U.S. Securities and Exchange Commission on September 5, 2006, relating to the tender offer (the “Genzyme Offer”) made by Dematal Corporation (“Dematal”), a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Genzyme Corporation (“Genzyme” and together with Dematal, the “Offerors”), a Massachusetts corporation, for all of the common shares of AnorMED. The terms and conditions of the Genzyme Offer are set forth in the Offer to Purchase and Circular of the Offerors, dated September 1, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on September 1, 2006.
     In connection with the Genzyme Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated September 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular has been mailed to AnorMED shareholders, was filed as exhibit (a)(2)(A) to the initial filing of this Statement, and is incorporated by reference into this Statement in its entirety. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.
Item 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     Item 3 is hereby amended and supplemented as follows:
     On October 4, 2006, AnorMED Inc. announced that it has received a proposal from Genzyme to increase its tender offer price from US$8.55 per share in cash to a price in excess of US$12.00 per share in cash to purchase through a wholly-owned subsidiary all of the issued and outstanding common shares of AnorMED. While Genzyme has proposed to increase its tender offer price, it has not formally submitted a revised tender offer with a specific price per share, and there can be no assurance that Genzyme will ultimately do so. Genzyme’s proposal and determination of a final price are subject to satisfactory completion of a due diligence review of AnorMED’s material non-public information.
     Genzyme proposes that any revised tender offer it may make will meet the requirements of a competing superior proposal as specified in the support agreement entered into between AnorMED and Millennium Pharmaceuticals, Inc. on September 26, 2006. Under the support agreement, AnorMED’s Board of Directors agreed to support a planned tender offer from Millennium to acquire all of the outstanding common shares of AnorMED for a price of US$12.00 per share in cash, including all common shares issuable on the exercise of outstanding stock options.
     AnorMED’s Board of Directors carefully considered the Genzyme proposal based on information available, the recommendation of the Board’s Strategic Initiatives Committee, and in consultation with its financial and legal advisors, all in the context of its legal obligations under the support agreement with Millennium. Subject to certain exceptions, the support agreement requires that AnorMED’s Board of Directors continues to recommend that shareholders accept the planned tender offer by Millennium.
     The support agreement provides the AnorMED Board with the ability to withdraw, modify or change its support regarding the Millennium planned tender offer only in the instance that the Board receives a competing superior proposal prior to the expiry of the Millennium tender offer. Millennium has the right to match any such superior proposal made by another bidder. If AnorMED’s Board accepts a superior proposal after Millennium decides not to match such proposal, Millennium may be entitled to a payment of US$19.5 million from AnorMED.
     AnorMED’s Board did not determine that the Genzyme proposal is a superior proposal as defined in the support agreement with Millennium. Accordingly, the Board continues to recommend that shareholders accept the planned tender offer by Millennium to acquire all of the outstanding common shares of AnorMED for a price of US$12.00 per share in cash.
     However, the Board did determine that the Genzyme proposal could reasonably be expected to lead to a superior proposal for the purposes of its support agreement with Millennium. According to the terms of the support agreement, this determination allowed AnorMED to respond to Genzyme’s request to participate in the process previously commenced by AnorMED in response to Genzyme launching its tender offer on September 1, 2006. In the course of this process, interested third parties were provided access to AnorMED’s data room and management prior to AnorMED entering into the support agreement with Millennium.
     Following the Board’s determination, and subsequent discussions among AnorMED’s legal and financial advisors and representatives of Genzyme, on October 4, 2006, AnorMED and Genzyme entered into a confidentiality agreement allowing Genzyme access to AnorMED’s data room and management. In exchange for being provided access to the Company’s data room and management, Genzyme has agreed to, with certain conditions, not commence a new tender offer, or amend or extend the current tender offer except for the following two exceptions:
(i)	a tender offer to acquire all of the common shares of the Company where the price per common share in cash is greater than U.S. $12.00 per common share; or

(ii)	an extension of the current tender offer on substantially its current terms (other than the expiration date being amended to on or before 12:01 am (Vancouver time) on October 23, 2006).
     Genzyme has also agreed not to make any public comment, announcement or disclosure disparaging AnorMED; its business, assets, and employees; or any information, including, without limitation, any clinical, pre-clinical and other data, provided to Genzyme pursuant to the confidentiality agreement.

     The foregoing description of the confidentiality agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, the full text of which is attached hereto as Exhibit (e)(1) and is hereby incorporated herein by reference.
     Notwithstanding the Board’s determination and the terms of the confidentiality agreement with Genzyme, there can be no assurance that Genzyme will proceed with its proposal to increase its tender offer price or that the Genzyme proposal will lead to a definitive agreement with respect to the making of a superior proposal by Genzyme to shareholders or at all.
     A copy of AnorMED’s press release, dated October 4, 2006, with respect to the matters described above is attached hereto as Exhibit (a)(2)(R). The section of the press release entitled “FORWARD LOOKING STATEMENTS” is hereby incorporated herein by reference.
Item 9.     EXHIBITS
     Item 9 is hereby amended and supplemented to include the following exhibits:

Exhibit	Description

(a)(2)(R)	News release, dated October 4, 2006

(e)(1)	Confidentiality Agreement, dated October 4, 2006, among Genzyme Corporation, Dematal Corp. and AnorMED Inc.

(g)(4)	Information Agent Script for Incoming Calls

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 4, 2006

ANORMED INC.
By:	/s/ William J. Adams
	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description

(a)(2)(A)*	Directors’ Circular, dated September 5, 2006

(a)(2)(B)*	Press release of AnorMED Inc., dated September 5, 2006

(a)(2)(C)*	News release, dated September 7, 2006

(a)(2)(D)*	Material Change Report, dated September 11, 2006

(a)(2)(E)*	Material Change Report, dated September 11, 2006

(a)(2)(F)*	Limited Duration Shareholder Rights Plan Agreement

(a)(2)(G)*	News release, dated September 15, 2006

(a)(2)(H)*	News release, dated September 18, 2006

(a)(2)(I)*	News release, dated September 19, 2006

(a)(2)(J)*	PowerPoint slides from Annual General Meeting presentation

(a)(2)(K)*	Transcript of portions of Annual General Meeting

(a)(2)(L)*	News release, dated September 20, 2006

(a)(2)(M)*	News release, dated September 25, 2006

(a)(2)(N)*	News release, dated September 26, 2006

(a)(2)(O)*	Material Change Report, dated September 28, 2006, in connection with an amended license agreement between AnorMED Inc. and Poniard Pharmaceuticals, Inc.

(a)(2)(P)*	Amendment No. 1 to License Agreement, effective as of September 18, 2006, between AnorMED Inc. and Poniard Pharmaceuticals, Inc.

(a)(2)(Q)*	Material Change Report, dated September 28, 2006, in connection with the Support Agreement, dated as of September 26, 2006, between AnorMED Inc. and Millennium Pharmaceuticals, Inc.

(a)(2)(R)	News release, dated October 4, 2006

(e)(1)	Confidentiality Agreement, dated October 4, 2006, among Genzyme Corporation, Dematal Corp. and AnorMED Inc.

(g)(1)*	Information Agent Script for Incoming Calls

(g)(2)*	Information Agent Script for Outgoing Calls

(g)(3)*	Information Agent Script for Outgoing Calls

(g)(4)	Information Agent Script for Incoming Calls

*	Previously filed.